SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period May 15, 2004 to May 20, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing filing of Annual Information Form

2.	Press Release announcing temporary plant shut down

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 20, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSE / PGH, NYSE

PENGROWTH ENERGY TRUST FILES ANNUAL INFORMATION FORM

(Calgary, May 19, 2004) /CNW/ Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), announced today that Pengrowth has filed its Annual Information Form for the year ended December 31, 2003, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. The Annual Information Form is available on the SEDAR website at www.sedar.com or on Pengrowth’s website at www.pengrowth.com.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSE / PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES TEMPORARY PLANT SHUT DOWN

(Calgary, May 20, 2004) /CNW/ Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), announced today that it conducted a shut down of the Judy Creek gas plant and temporarily evacuated all plant personnel late in the afternoon on May 18, 2004 in response to a forest fire which burned around the plant. No physical damage was sustained at Pengrowth’s facility and Alberta Forestry has advised that there is no imminent danger to Pengrowth’s gas plant or production operations. Pengrowth is awaiting the repair of power poles prior to initiating a plant startup. Shut-in production from the Judy Creek and Swan Hills fields is approximately 13,000 barrels of oil equivalent per day net to Pengrowth.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191